E. Ramey Layne  rlayne@velaw.com
Tel +1.713.758.4629  Fax +1.713.751.5396

Via EDGAR

January 9, 2015

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Niska Gas Storage Partners LLC

Amendment No. 1 to Registration Statement on Form S-3
Filed December 19, 2014
File No. 333-200004

Ladies and Gentlemen:

On behalf of Niska Gas Storage Partners LLC (the “Company”), we are submitting the Company’s responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 30, 2014, with respect to the above captioned filing (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”).  For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

The Company has authorized us to respond to the Staff’s comments on its behalf.  Information provided in this letter on behalf of the Company has been provided to us by the Company.

General

1.                                      We note your respeonse to comment 1 in our letter dated December 4, 2014.  Given that Niska Sponsor Holdings Coöperatief U.A. is your parent, as you acknowledge in your response, we believe that the resale of units by Niska Sponsor Holdings Coöperatief U.A. represents a primary offering.  Please refer to Securities Act Rules Compliance and Disclosure Interpretations 212.15 for more information about the staff’s position on parent resale transactions.  Please revise your prospectus to identify Niska Sponsor Holdings Coöperatief U.A. as an underwriter within the meaning of Section 2(a)(11) of the Securities Act and to reflect that the offering is a primary offering.

RESPONSE:                            We have revised our disclosure in the Registration Statement to acknowledge that any offering of common units by Niska Sponsor Holdings Coöperatief U.A would be deemed a primary offering by the Company and that Niska Sponsor Holdings Coöperatief U.A would be deemed an underwriter in any such offering.  Please see the cover of the prospectus and pages ii and 74 of Amendment No. 2.

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Please direct any questions that you have with respect to the foregoing to the undersigned at (713) 758-4629.

Very Truly Yours,

/s/ E. Ramey Layne
E. Ramey Layne
Vinson & Elkins L.L.P.

cc:                                Jason A. Dubchak

Vance Powers